

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2020

Alexander Zwyer
Chief Executive Officer
NLS Pharmaceutics Ltd.
Alter Postplatz 2
CH-6370 Stans, Switzerland

Re: NLS Pharmaceutics Ltd.
Amendment No. 1 to
Registration Statement on Form F-1
Filed August 31, 2020
File No. 333-236797

Dear Mr. Zwyer:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 3, 2020 letter.

Registration Statement on Form F-1/A filed August 31, 2020

The Offering, page 5

1.   We have reviewed your response to prior comment 1 and note that you will account for the Transaction Fee as a reduction from paid-in capital. Please tell us how you have considered SAB Topic 5.A, codified in ASC 340-10-S99-1, as part of the basis for your accounting.

Financing Activities, page 56

2.   We note your statement on page 56 that you expect to formalize the terms of the 2020 Bridge Loan and file such agreement as an exhibit to the registration statement. Please file

the referenced agreement with the next amendment.

Business

Pivotal Study Development Strategy, page 67

3. We note your response to our prior comment 2 in which you have described the origin of the efficacy portion of the FDA's review of product candidates; however, we do not see how the provided analysis supports your use of the term "pivotal" which is most commonly associated with Phase III clinical trials. As previously requested, please tell us why it is appropriate to use this term for both planned clinical trials, or revise the prospectus as appropriate.

You may contact Michael Fay at 202-551-3812 or Jeanne Baker at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at 202-551-7614 or Mary Beth Breslin at 202-551-3625 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Howard Berkenblit, Esq.